EXHIBIT 10.9

Human Resources Executive Recruiting	77 Beale Street San Francisco, CA 94105
January 26, 2021

Marlene Santos
20 E Rivo Alto Drive
Miami, FL 33139

Dear Marlene:

We are thrilled to extend a contingent offer of employment for the position of Executive Vice President and Chief Customer Officer reporting to Patti Poppe, PG&E Corporation Chief Executive Officer. This offer is subject to board approval of your election to Executive Vice President.

Your total annual compensation package will consist of the following:

1.An annual base salary of $825,000 ($68,750 month) subject to ordinary withholdings.

2.A one-time new hire award of $3,800,000 in Restricted Stock Units (RSUs) that vest pro rata, one-half per year on each of the first two anniversaries of the grant date. The grant date of your RSU award will be the later of your hire date or the date the award is approved by the Compensation Committee of the PG&E Corporation board, or, if your grant date otherwise would occur during a “trading blackout” period, the first business day after the trading blackout ends. The initial value of your award is used to determine the number of RSUs you receive on the grant date. The ultimate value that you realize will depend on your employment status and the performance of PG&E Corporation common stock. This award is designed to replace certain awards of your previous employer that you forfeited; to the extent you receive those awards from your previous employer, you hereby agree to reduce this grant by a corresponding amount. These RSUs will have termination provisions similar to those approved for employees in general. We want to point out that should you voluntarily resign your employment with Pacific Gas and Electric Company or PG&E Corporation (together, PG&E) within two (2) years of the grant date of this one-time new hire award, you will forfeit any unvested RSUs thereunder as of your resignation date. Should PG&E terminate your employment for reasons other than “for cause,” the meaning of “for cause” as defined in Section 2 of the PG&E Corporation Officer Severance Policy (“Severance Policy”), any continued vesting of RSUs will be determined pursuant to the terms of the Severance Policy. You will receive additional details on the award when it is granted.

3.A one-time cash bonus of $900,000, subject to applicable withholdings, payable on your second regular monthly paycheck. Should you voluntarily resign your PG&E employment within two (2) years of your first day of employment, you agree to repay this cash bonus on a pro rata basis net of taxes (after giving effect to any deductions or claims arising from such repayment). This cash bonus will be subject to any PG&E clawback policy, as may be in effect from time to time, only to the extent the events giving rise to such forfeiture or clawback occurred after your start date.

4.Participation in the Pacific Gas and Electric Company Short-Term Incentive Plan (STIP) with an initial target participation rate of 90% of your eligible earnings (i.e., base salary) received during each plan year. The STIP is an at-risk component of pay that rewards employees annually and is tied to company and individual performance. The STIP design for 2021 has been proposed and is awaiting final approval. STIP awards are completely discretionary and not guaranteed. The PG&E Corporation Compensation Committee retains full discretion with respect to awarding STIP payments.

5.Participation in the PG&E Corporation Long-Term Incentive Plan (LTIP) with an initial target award of $2,600,000 for 2021. LTIP awards typically are granted in March of each year; if your start date is after the regular annual awards are granted, the grant date of your 2021 award will be the later of your start date or the first business day after any then-effective trading blackout ends. The LTIP design for

2021 has been proposed and is awaiting final approval. The Compensation Committee retains full discretion with respect to the approval of LTIP award form, amounts and terms.

6.Participation in the PG&E Corporation Retirement Savings Plan (RSP), a 401(k) savings plan. You will be eligible to contribute as much as 50% of your salary on either a pre-tax or after-tax basis. We will match contributions up to 8% of your salary at 75 cents on each dollar contributed. All RSP contributions are subject to applicable legal limits.

7.Participation in the PG&E Corporation Supplemental Retirement Savings Plan (SRSP), a non-qualified, deferred compensation plan. You may elect to defer payment of some of your compensation on a pre-tax basis, subject to IRS and other legal restrictions. Additionally, we will provide you with the full matching contributions that cannot be provided through the RSP due to legal limitations imposed on highly-compensated employees.

8.Subsidized financial planning services through AYCO, a Goldman Sachs company, including financial planning, asset management, and tax services. The PG&E subsidy is equal to 40% of your total cost.

9.Conditioned upon meeting plan requirements, retirement benefits under PG&E’s qualified and non-qualified pension, post-retirement life insurance, and retiree medical plans.

The qualified pension is subject to income limitations set by the IRS each year—your base pay up to that limit will be used to determine your qualified pension benefit. Your compensation over the IRS limit will be used to determine your benefit under the supplemental pension plan for officers, the Defined-Contribution Supplemental Executive Retirement Plan (DC-ESRP), which includes both base pay and STIP earnings. You will not participate in the supplemental pension plan for non-officer employees, the Retirement Excess Plan, which uses a different methodology to calculate supplemental pension benefits (including only base pay, not STIP earnings).

10.An initial annual vacation allotment of four weeks, subject to future increases based on length of service. For your first year, the vacation allotment will be pro-rated based on your date of hire. In addition, PG&E recognizes ten paid company holidays and provides three floating holidays and two weeks of sick leave immediately upon hire.

11.An initial annual perquisite allowance of $25,000, subject to ordinary withholdings, normally included on your March paycheck. Should your start date be after March 1, the allowance will be provided on your second payroll check.

12.Participation in PG&E’s health benefits program, which permits you to select coverage tailored to your personal needs and circumstances. Information and instructions on how to enroll in health plan benefits will be provided to you within your first ten days of employment. The benefits options you choose will be effective retroactively to your date of hire. You will have 31 days from your start date to make health and welfare benefit choices that best fit your needs.

13.A health and fitness assessment program designed to promote a healthy lifestyle. The program focuses on early detection through annual comprehensive health assessments, and lifestyle enhancement for optimum health and longevity.

14.A comprehensive relocation package, the major components of which include reimbursement of home purchase closing costs, the move of your household goods, temporary corporate housing, and a $7,000 relocation expense allowance.

Altair, our relocation vendor partner, will contact you no later than 30 days before your start date to thoroughly review the relocation program with you. They will provide you with the details of the program and partner with you throughout the entire relocation process. If you receive no call from Altair, please email Relocation Services at RelocationServices@pge.com. Should you voluntarily resign from PG&E within two years of your start date, you will be obligated to repay a pro-rated amount of the cost of the relocation package, based on your resignation date. You will be required to sign an agreement detailing the terms and conditions of the relocation program.

The general overall terms of PG&E’s compensation and benefit programs (including but not limited to STIP, LTIP, perquisite allowance, qualified and supplemental pension, time off, and healthcare offerings) are subject to change over time. No portion of this letter is intended to indicate a guarantee of the terms and conditions of such programs existing at the time of this offer.

You will be an employee at will, meaning PG&E can terminate your employment at any time, with or without cause and with or without notice. In the event you are terminated without cause, you will be eligible for benefits under the PG&E Corporation Officer Severance Policy, including pro-rata STIP for partial-year service over six months as noted in such policy.

The offer is contingent on your passing a comprehensive background verification and a standard drug analysis test. We will also verify your eligibility to work in the United States based on applicable immigration laws.

We look forward to you joining our executive team.

Sincerely,

/s/ MARY KING
Mary King
Vice President, Talent & Chief Diversity Officer
Pacific Gas and Electric Company

Please acknowledge your acceptance of this offer and the terms of this letter by signing the original and returning it to Executive Recruiting.

/s/ MARLENE SANTOS	1/29/21
Signature	Date